Filed pursuant to Rule 424(b)(3)
File No. 333-277927

TIAA REAL ESTATE ACCOUNT

SUPPLEMENT NO. 2
Dated February 25, 2025 to the Prospectus dated May 1, 2024

This prospectus supplement should be read in conjunction with the TIAA Real Estate Account’s prospectus, dated May 1, 2024, as supplemented to date, which is collectively referred to herein as the “prospectus.” This prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.
Recent transactions
The following describes property, property-related and financing transactions by the Account between March 1, 2024 and December 31, 2024. Except as noted, the expenses for operating the properties purchased are either borne or reimbursed, in whole or in part, by the property tenants, although the terms vary under each lease. The Account is responsible for operating expenses not reimbursed under the terms of a lease. The majority of the realized gains and losses on the transactions described below were previously recognized as unrealized gains and losses in the Account's consolidated statement of operations in previously filed Forms 10-Q and 10-K (File No. 033-92990).
Real Estate Properties and Joint Ventures
The Manor at Flagler Village—Fort Lauderdale, FL
On May 15, 2024, the Account sold an apartment property located in Fort Lauderdale, Florida for $148.8 million, realizing a $5.8 million loss on the sale.
Market Square—Fort Meyers, FL
On May 30, 2024, the Account sold a retail property located in Fort Meyers, Florida for $22.5 million, realizing a loss of $1.5 million on the sale.
Pavilion at Turkey Creek—Knoxville, TN
On June 24, 2024, the Account sold a retail property located in Knoxville, Tennessee for $55.8 million, realizing a $3.5 million gain on the sale.
780 Third Avenue—New York, NY
On June 25, 2024, the Account sold an office property located in New York, New York for $170.1 million, realizing a $171.8 million loss on the sale.
The Manor at Plantation—Plantation, FL
On July 12, 2024, the Account sold an apartment property located in Plantation, Florida for $59.6 million, realizing a gain of $4.9 million on the sale.
Wilshire Rodeo Plaza—Beverly Hills, CA
July 22, 2024, the Account sold an office property located in Beverly Hills, California for $207.2 million, realizing a $36.4 million loss on the sale.
Vista Station Portfolio—Draper, UT
On July 30, 2024, the Account sold an office property held in the Vista Station Portfolio for $19.5 million, realizing a $14.7 million loss on the sale.
Five Oak—Portland, OR
On August 29, 2024, the Account acquired an office property located in Portland, Oregon through a deed-in-lieu of foreclosure agreement.
Cypress Trace—Fort Myers, FL
On September 23, 2024, the Account sold a retail property located in Fort Myers, Florida for $39.2 million, realizing a $8.3 million loss on the sale.

701 Brickell—Miami, FL
On October 8, 2024, the Account sold an office property located in Miami, Florida for $436.8 million, realizing a gain of $107.7 million on the sale.
Fort Point Creative Exchange Portfolio—Boston, MA
On October 9, 2024, the Account sold an office property held in the Fort Point Creative Exchange Portfolio located in Boston, Massachusetts for $16.9 million, realizing a $18.9 million loss on the sale.
Larkspur Courts—Larkspur, CA
On October 15, 2024, the Account sold an apartment property located in Larkspur, California for $130.7 million, realizing a $25.1 million gain on the sale.
River Ridge —Birmingham, AL
On October 15, 2024, the Account sold a retail property located in Birmingham, Alabama for $21.5 million, realizing an $8.0 million loss on the sale.
Columbiana Station—Columbia, SC
On November 20, 2024, the Account sold a retail property located in Columbia, South Carolina for $43.0 million, realizing a $6.0 million loss on the sale.
Liberty Park—Herndon, VA
On December 4, 2024, the Account acquired an office property located in Herndon, Virginia through a deed-in-lieu of foreclosure agreement. The property was valued at $43.6 million at the time the Account took possession.
Foundry Square—San Francisco, CA
On December 20, 2024, the Account sold a 50.1% interest in an office property located in San Francisco, California for $170.8 million (the Account's share), realizing a loss of $53.0 million loss on the sale.
BridgePointe Shopping Center—San Mateo, CA
On December 20, 2024, the Account sold a retail property located in San Mateo, California for $125.1 million, realizing a loss of $24.1 million on the sale.
501 Boylston Street—Boston, MA
On December 20, 2024, the Account sold a 50.1% interest in an office property located in Boston, Massachusetts for $169.3 million (the Account's share), realizing a loss of $135.8 million from the sale.
Loans Receivable
Five Oak Mezzanine
On August 29, 2024, the borrower relinquished the collateral office property located in Portland, Oregon to the Account through a deed-in-lieu of foreclosure agreement to satisfy the $14.3 million outstanding principal balance of the loan.
THP Student Housing, LLC, Cabana Beach Gainesville Debt Asset
On September 27, 2024, the borrower paid off the $32.9 million loan.
Exo Apartments Mezzanine
On November 8, 2024, the borrower paid off the $31.1 million mezzanine loan.
Liberty Park Mezzanine
On December 4, 2024, the borrower relinquished the collateral office property located in Herndon, Virginia to the Account through a deed-in-lieu of foreclosure agreement to satisfy the $17.1 million outstanding principal balance of the loan.
Colony New England Hotel Portfolio Senior and Mezzanine
On December 30, 2024, the borrower paid of the $59.5 million senior loan and the $19.8 million mezzanine loan.

Financings
Birkdale Village—Huntersville, NC
On May 1, 2024, the Account extinguished a $66.5 million mortgage loan associated with the property.
Seavest MOB Portfolio, Loker Medical Arts Pavilion—Los Angeles, CA
On June 6, 2024, the Account extinguished a $15.2 million mortgage loan (the Account's share) associated with the property.
780 Third Avenue—New York, NY
On June 25, 2024, the $170.0 million mortgage loan associated with the property was assumed by the purchaser, as part of the disposition agreement.
Vista Station Portfolio—Draper, UT
On July 30, 2024, concurrent with the sale of an office property, the Account extinguished an $17.7 million mortgage loan associated with the property.
Five Oak—Portland, OR
On August 29, 2024, concurrent with the acquisition of an office property, the Account assumed a $44.2 million mortgage loan associated with the property. The loan has an annual interest rate of 1.47% + SOFR and a maturity date of August 9, 2029.
Cabana Beach Gainesville—Gainesville, FL
On September 27, 2024, the Account paid off a $31.9 million mortgage loan (the Account’s share) associated with the property.
Fashion Show—Las Vegas, NV
On October 1, 2024, the Account's Fashion Show Mall joint venture investment, in which the Account holds a 50% interest, refinanced the $417.5 million mortgage loan (the Account's share) associated with the property. The new $425.0 million mortgage loan (the Account's share) has an annual interest rate of 5.67% and matures on October 1, 2029.
701 Brickell—Miami, FL
On October 8, 2024, concurrent with the sale of the property, the Account extinguished a $171.7 million mortgage loan associated with the property.
The District on La Frontera—Austin, TX
On November 27, 2024, the Account extinguished a $35.4 million and a $4.0 million mortgage loan associated with the property.
Liberty Park—Herndon, VA
On December 4, 2024, concurrent with the acquisition of the office property, the Account assumed a $59.8 million mortgage loan associated with the property. The loan has an annual interest rate of 1.80% + SOFR and a maturity date of December 9, 2027.
501 Boylston—Boston, MA
On December 20, 2024, concurrent with the sale of the property, the Account extinguished a $108.5 million mortgage loan (the Account's share) associated with the property.

MGN-REA-0225P
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